FAX

PROKOM SOFTWARE SA

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 16 Sep 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **MANAGEMENT BOARD MEMBER SOLD COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that

the Company received an information, that on September 15th 2004 Mr Ryszard Krauze – President of the Management Board of Prokom Software SA sold 277,816 ordinary bearer shares of Prokom Software SA - at the approximately unit price of PLN 165.00 per share.

As the result of that transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 3,233,271 shares of Prokom Software SA, which constitute 23.28% in the share capital and 3,713,751 votes, which entitle to 25.38% votes at the General Shareholders' Meeting of Prokom Software SA.

04045155

16 Sep, 2004 Dariusz Górka
Vice-President of the Management Board

dlw 9/28

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-321 GDYNIA, PODOLSKA 21 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 21 Sep 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **MANAGEMENT BOARD MEMBER SOLD COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on September 20th 2004 Member of the Management Board of Prokom Software SA sold 4 000 ordinary bearer shares of Prokom Software SA – at the approximately unit price of PLN 166.79 per share.

21 Sep, 2004 Dariusz Górka
Vice-President of the Management Board

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**
from:	**PROKOM Software S.A.** 81-321 GDYNIA, PODOLSKA 21 (POLAND) tel.: +48 58 628 6666; fax: +48 58 628 6677		
date:	24 Sep, 2004		*pages:* 1

RECEIVED 2004 SEP 28 OFFICE OF INTERNATIONAL CORPORATE FINANCE

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.3 of the Decree of the Ministries Committee, dated 16 October 2001 (Dz. U. Nr 163,1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **CREDIT AGREEMENT WITH BANK PEKAO SA**

The Management Board of Prokom Software SA informs, that:

On 23 September 2004 Prokom Software SA concluded a credit agreement with Bank Pekao SA, seated in Warsaw, for the amount of PLN 150 million and the repayment date of 22 September 2007.

The established credit facility will be used to finance new contracts in the Company's long-term development plan and it is a part of firm's financing strategy assuming further diversification of its financing sources and change in the Company's debt structure.

The agreement is based on market terms.

As the value of the agreement exceeds 10% of the Company's equity, the signed agreement should be assessed as significant.

24 September, 2004 Dariusz Górka
Vice President of the Management Board